UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended December 31, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid

December 1, 2023	37,605	150.74p	154.00p	148.20p

December 4, 2023	45,974	152.84p	156.00p	150.00p

December 5, 2023	49,702	148.21p	150.40p	146.20p

December 6, 2023	50,961	150.82p	153.60p	145.00p

December 7, 2023	69,961	144.50p	150.00p	142.40p

December 8, 2023	57,808	141.79p	143.00p	140.40p

December 12, 2023	55,314	143.35p	144.00p	142.20p

December 13, 2023	57,399	143.22p	144.00p	142.40p

December 14, 2023	74,441	145.52p	148.80p	141.80p

December 15, 2023	92,241	147.66p	149.20p	146.00p

December 18, 2023	51,345	150.04p	150.80p	148.00p

December 19, 2023	91,318	152.06p	152.60p	150.00p

December 20, 2023	31,948	154.25p	154.80p	152.00p

December 21, 2023	61,072	150.69p	154.20p	147.00p

December 22, 2023	35,715	152.90p	158.60p	150.80p

During the month ended December 31, 2023, the Company repurchased an aggregate of 862,804 Ordinary Shares. As of December 31, 2023, the Company’s issued share capital was 289,468,159 shares, 17,614,428 of which were held in treasury, resulting in total voting rights in the Company of 271,853,731 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

December 1, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4990121.html

December 4, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4991557.html

December 5, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4993234.html

December 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4994843.html

December 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4996344.html

December 8, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4997816.html

December 12, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5001016.html

December 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5002449.html

December 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5004496.html

December 15, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5006111.html

December 18, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5007908.html

December 19, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5009538.html

December 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5011144.html

December 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5012796.html

December 22, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/5014323.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: January 4, 2024	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer